Exhibit 99.1

SciSparc Engages Procaps for Development and Production of CannAmide™ and its SCI-110 Product Candidate

The companies will work together on next phase of development following successful phase IIa clinical study for Tourette Syndrome in 2018 and preparations for CannAmide commercialization in Canada

TEL AVIV, Israel, February 10, 2021 - SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (OTCQB: TRPXY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced it has entered an agreement with Procaps, a leader in contract development and manufacturing services in softgel advanced technologies for the global pharmaceutical and nutraceutical industries, to develop and commercially manufacture both its drug candidate, SCI-110 (formerly THX-110), and its proprietary Palmitoylethanolamide (PEA) compound, CannAmide™, in softgel capsule form.

CannAmide, an immediate, unique and proprietary oral formulation, was developed to increase the bio-availability and the absorption of PEA and is recommended for use as an anti-inflammatory to help relieve chronic pain by Health Canada’s Natural and Non-prescription Health Products Directorate. Furthermore, SciSparc has previously shown results suggesting PEA directly affects ∆9-tetrahydrocannabinol’s (THC) binding affinity to cannabinoid receptor 1 (CB1R), further impacting the CB1R induced signaling cascade, potentially making CannAmide particularly effective when combined with cannabinoids.

SCI-110 is an innovative proprietary combination drug candidate, formulated to treat the symptoms related to diseases of the central nervous system. Combining CannAmide and dronabinol – a synthetic form of THC – SCI-110 – is intended to increase THC CB1R’s binding affinity and to decrease metabolic degradation, thus potentially increasing the uptake of THC. The overall potential benefit is expected to be an increase in efficiency of oral administration, enabling a decrease in dosage and lowering of side effects and adverse events.

SCI-110 is a platform for a number of indications that the Company is developing while initial testing of SCI-110 new dosage form is in the treatment for Tourette syndrome (TS). In 2018, SciSparc completed a Phase IIa Clinical Study in conjunction with Yale University with very encouraging results. The Company has engaged Procaps to manage development and clinical production and oversee the efficacy and safety testing in a multi-national randomized, placebo-controlled trial.

CannAmide is already produced commercially in tablet form; the Company has engaged Procaps to develop and manufacture another dosage form. Similar to the tablet form, each softgel capsule will contain 400 mg of PEA as its active pharmaceutical ingredient.

Adi Zuloff-Shani, PhD, SciSparc’s Chief Technology Officer, commented, “Today’s announcement is another significant milestone to the Company and expresses our confidence in the potential of SCI-110 to make it to commercialization. Our singular objective in developing SCI-110 is to develop a safe and effective treatment for this devastating, unmet medical need as soon as possible; we believe that this agreement brings us one step closer.”

About SciSparc (OTCQB: TRPXY):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 (formerly THX-110) for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; SCI-160 (formerly THX-160) for the treatment of pain; and SCI-210 (formerly THX-210) for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the actual development and manufacturing of SCI-110 or CannAmide by Procaps or any other manufacturer, commercialization of CannAmide in Canada and the potential commercialization of SCI-110. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@therapixbio.com
Tel: +972-3-6167055